Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Reports New Mineral Resource Estimates for Titiribi and La Mina Projects, Colombia

Vancouver, British Columbia – July 12, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the results of updated Mineral Resource estimates ("MREs") on each of its 100% owned Titiribi Project ("Titiribi") and its La Mina Project, both located in Antioquia, Colombia.

Highlights:

Titiribi

●	Measured and Indicated Mineral Resources of 5.54 million ounces gold, and 1,061.2 million pounds of copper (434.6 million tonnes grading 0.40 g/t gold and 0.11% copper) (see Table 1);
●	Inferred Mineral Resources of 3.15 million ounces gold and 212.6 million pounds of copper (241.9 million tonnes grading 0.40 g/t gold and 0.04% copper) (see Table 1);

La Mina

●

Indicated Mineral Resources of 0.66 million ounces gold, 1.60 million ounces of silver and 150.5 million pounds of copper (28.2 million tonnes grading 0.73 g/t gold, 1.76 g/t silver and 0.24% copper) (see Table 2); and

●

Inferred Mineral Resources of 0.29 million ounces gold, 0.77 million ounces silver and 81.2 million pounds of copper (13.6 million tonnes grading 0.65 g/t gold, 1.76 g/t silver and 0.27% copper) (see Table 2);

Global Mineral Resources

●	Pursuant to the updated MREs, GoldMining’s global aggregate of Mineral Resources totals (see Table 3 for details):
●	16.24 million ounces gold equivalent in the Measured and Indicated categories; and
●	16.17 million ounces gold equivalent in the Inferred category.

Alastair Still, CEO of GoldMining, commented: "We are very pleased to announce these updated Mineral Resource estimates for Titiribi and La Mina, both of which have been estimated using contemporary metal prices and cost assumptions. With estimated gold equivalent resources of 7.88 million ounces in the Measured and Indicated category and 3.62 million ounces in the Inferred category, this estimate re-affirms Titiribi's standing as a significant gold-copper deposit in our portfolio. At the same time, the updated estimate for La Mina provides a clearer view of the potential of the high-grade gold-copper porphyry deposits at La Cantera and the Middle Zone as we execute our previously announced preliminary economic assessments and refine plans for work programs in the second half of this year."

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Mr. Still continued: "Our acquisition strategy has created a leading portfolio of exploration and development stage holdings (Titiribi, La Mina and Yarumalito) in the mid-Cauca belt, which is emerging as an attractive region for major mining companies as evidenced by recent investments by Newmont, Agnico Eagle Mines, Wheaton Precious Metals, and Zijin Mining. Additionally, as a result of the proximity of Titiribi and La Mina, located only 17 km apart, we believe we are positioned to capitalize on potential synergies and scale as we continue to advance our projects.

Our global gold equivalent Mineral Resources of approximately 16.24 million ounces in the Measured and Indicated categories and 16.17 million gold equivalent ounces in the Inferred category are an industry leading foundation upon which we will execute our plans to build additional value.”

Titiribi Updated Mineral Resource Highlights:

●	Measured and Indicated Mineral Resources of 5.54 million ounces gold, and 1,061.2 million pounds of copper (434.6 million tonnes grading 0.40 g/t gold and 0.11% copper) (see Table 1);
●	Inferred Mineral Resources of 3.15 million ounces gold and 212.6 million pounds of copper (241.9 million tonnes grading 0.40 g/t gold and 0.04% copper) (see Table 1);
●	Compared to the prior reported estimate completed in 2016, which was not pit-constrained:
o

Indicated Mineral Resource tonnage has increased by 55.6%, while metal content for gold and copper has increased by 23.1% and 51.5% respectively due to changes in cut-off grade and metal price parameters;

o

Inferred Mineral Resources tonnes have increased 16.4%, while metal content for gold and copper have increased by 3.1% and 172.9% respectively due to changes in cut-off grade and metal price parameters;

●

The updated MRE utilizes a pit shell to constrain resources and takes into account updated operating cost assumptions and updated metal price assumptions, including US$1,600/oz gold and US$3.25/pound copper; and

●

A total of 270 diamond drill holes, totaling 144,779 metres, have been drilled at Titiribi with 184 diamond drill holes, totaling 106,250 meters drilled at Cerro Vetas, NW Breccia, and Chisperos, the deposits which host the MRE.

The updated MRE for Titiribi utilized a 0.30 g/t gold equivalent cut-off grade for near-surface mineralization. The MRE was pit constrained to establish reasonable prospects of economic extraction with an optimized pit shell using maximum pit slopes of 50°. Cut-off grades were established by using an assumed US$1,600/oz gold price and copper price of US$3.25/pound copper; average metallurgical recoveries of 83% for gold and 90% for copper; average mining costs of US$1.60/tonne waste and, US$1.70/tonne ore; and average processing and general and administrative costs of US$6.80/tonne processed. Ordinary kriging was used to estimate gold and copper into blocks measuring 5 x 5 x 5 metres in dimension. Copper is included in the block models and MRE for Cerro Vetas, and although present at Chisperos and NW Breccia, it was not included in the resource estimate or cut-off grade estimations for these deposits.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Table 1: Titiribi Project Mineral Resource Estimate1-5 (effective date: June 14, 2021)

Deposit			Grade				Contained Metal
	Cut-off	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Cerro Vetas	0.30	85.00	0.39	-	0.15	0.62	1.06	-	285.60	1.69
Indicated Resources
Cerro Vetas	0.30	254.40	0.35	-	0.14	0.56	2.86	-	775.70	4.57
Chisperos	0.30	60.40	0.48	-	-	0.48	0.94	-	-	0.94
NW Breccia	0.30	34.80	0.61	-	-	0.61	0.69	-	-	0.69
Total Indicated		349.60	0.40	-	0.10	0.55	4.49	-	775.70	6.20
Total Measured & Indicated		434.60	0.40	-	0.11	0.56	5.54		1,061.20	7.88
Inferred Resources
Cerro Vetas	0.30	124.90	0.31	-	0.08	0.42	1.23	-	212.60	1.69
Chisperos	0.30	44.20	0.45	-	-	0.45	0.64	-	-	0.64
NW Breccia	0.30	72.80	0.55	-	-	0.55	1.29	-	-	1.29
Total Inferred		241.90	0.41	-	0.04	0.47	3.16	-	212.60	3.62

Notes:

1.	Metallurgical recoveries are: 83% for Au, 90% for Cu.
2.	The Au Equivalent equations are: AuEq(oz) = Au(oz) + Cu(lbs)*0.0022026
3.	The specific gravity for each lithological domain ranges from 2.76 to 2.99 g/cm3 based on over 7,000 drill core specific gravity measurements.
4.	Cut-off for Cerro Vetas is g/t gold equivalent; Chisperos and NW Breccia cut-offs are g/t Au.
5.	Numbers may not add due to rounding.

Titiribi hosts several gold-copper exploration targets in an historic gold mining district located in the Department of Antioquia about 70 kilometers southwest of Medellin, Colombia. Titiribi comprises a single mining concession covering an aggregate area of approximately 3,919 hectares.

The Titiribi Mineral Resources are hosted within the Cerro Vetas-NW Breccia-Chisperos complex as a bulk tonnage gold and copper porphyry deposit directly related to several interconnected Cerro Vetas diorite porphyry centers but also hosted in the immediate contact aureoles and adjacent breccias. Chisperos hosts intrusive and contact aureole mineralization. Mineralization hosted in the Cerro Vetas diorite porphyry is disseminated and fracture controlled. The principal metallic minerals are native gold, chalcopyrite, pyrite, and magnetite.

A second style of mineralization is gold-only mineralization developed in diatreme breccia in the NW Breccia and Chisperos zones. At NW Breccia, a separate diorite plug hosts gold and copper mineralization while the diatreme breccia hosts both gold-only and gold-copper mineralization. Similar to the NW Breccia, Chisperos hosts gold-copper mineralization in diorite plugs and dikes, gold-only mineralization in diatreme breccia, but also hosts substantial epithermal, lower-temperature generally gold-only mineralization (with sphalerite) within parallel to sub-parallel mineralized zones that are both stratigraphically and structurally controlled and hosted in a sedimentary-volcanic rock sequence.

The MRE disclosed herein for the Titiribi Project was prepared by Dr. Robert E. Cameron, Ph.D., MMSA 01357QP of Behr Dolbear and has an effective date of June 14, 2021.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

The MRE updates and replaces the prior historic MRE of the Company contained in its technical report titled, "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" dated effective September 14, 2016.

La Mina Updated Resource Highlights:

●

Indicated Mineral Resources of 0.663 million ounces gold, 1.602 million ounces of silver and 150.5 million pounds of copper (28.2 million tonnes grading 0.73 g/t gold, 1.76 g/t silver and 0.24% copper) (see Table 2);

●

Inferred Mineral Resources of 0.287 million ounces gold, 0.772 million ounces silver and 81.2 million pounds of copper (13.6 million tonnes grading 0.65 g/t gold, 1.76 g/t silver and 0.27% copper) (see Table 2);

●

Compared to the prior reported estimate completed in 2016, Indicated Mineral Resource tonnage has increased by 0.3%, while metal content for gold and silver have decreased by 0.8% and 0.3% respectively and copper has increased 0.2%;

●

Compared to the prior estimate reported in 2016, Inferred Mineral Resources tonnage has increased 9.1%, while metal content for gold, silver and copper have increased by 9.5%, 9.8%, and 9.8% respectively;

●	The estimate has been updated with metal prices of US$1,600/oz gold price, US$21/oz silver, and US$3.25/lb copper;
●	The MRE utilizes pit shells to constrain resources at the La Cantera and Middle Zone deposits;
●

The total La Mina Project area comprises a database of 106 drill holes totaling 36,694 metres with 80 drillholes and 27,130 metres drilled within the two deposit block models at La Cantera and Middle Zone; and

●	The Mineral Resource estimate incorporates only La Cantera and Middle Zone prospects and does not include the La Garrucha prospect located approximately 800 m to the east.

Table 2: La Mina Project Mineral Resource Estimate1-6 (effective date: July 6, 2021).

Deposit			Grade				Contained Metal
	Cut-off	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
La Cantera	0.25	18.02	0.86	2.05	0.32	1.33	0.50	1.19	125.59	0.77
Middle Zone	0.25	10.22	0.50	1.26	0.11	0.67	0.16	0.41	24.94	0.22
Total Indicated		28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.53	0.99
Inferred Resources
La Cantera	0.25	12.03	0.69	1.84	0.29	1.12	0.27	0.71	78.19	0.44
Middle Zone	0.25	1.60	0.39	1.17	0.09	0.53	0.02	0.06	3.06	0.03
Total Inferred		13.63	0.65	1.76	0.27	1.05	0.29	0.77	81.25	0.46

Notes:

1.	The Mineral Resource for La Mina is an in-pit constrained resource calculated using a Whittle-Pit algorithm with "reasonable prospects of eventual economic extraction" using the following assumptions:
2.	Metal prices of US$1600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
●	Royalty of 2% NSR;
●	Pit slopes are 50 degrees;
●	Mining cost US$1.76/t, Processing cost US$8.10/t and G&A costs of US$1.00/t.
3.	Metallurgical recoveries are: 90% for Au, 90% for Cu, and 30% for Ag.
4.

Gold-equivalent grades were calculated using the following formula: AuEq = Au (g/t) + [Cu(%)} x {%Recoverable Cu / %Recoverable Au} x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].

5.	A density of 2.7 tonnes per cubic metre was used for tonnage estimates for La Cantera and 2.65 tonnes per cubic metre for Middle Zone.
6.	Numbers may not add due to rounding.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

The La Mina property consists of two concession contracts and two concession contract applications covering 3,210 hectares located in the Department of Antioquia, Republic of Colombia, some 51 km SW of Medellin. The Mineral Resource for La Mina incorporates the La Cantera and Middle Zone porphyry deposits located within 400 m of each other.  La Cantera and Middle Zone constitute two of the four drill-tested mineralized porphyry intrusive and breccia bodies on the La Mina property. In both deposits, the intrusive centers are characterized by a series of porphyry stocks and related breccias that together make up porphyry copper-gold deposits.

Geologic volumes were used to constrain the estimation.  Mineralization was estimated using the Inverse Distance Squared ("ID2") estimation technique for Middle Zone. Hard boundaries were also set such that only composites matching the respective lithology could be used as part of the estimation. Based on variography, ordinary Kriging was used to estimate grades in the block model at La Cantera. Gold, copper and silver grades were estimated into the block model. For each estimation run the block selection was restricted to within the respective lithology group. Hard boundaries were also set for estimations to restrict samples used; only samples matching the respective lithology group could be used for grade estimation. Grade capping of each metal has been used to limit high grade outliers for both deposits.

The MRE disclosed herein for the La Mina Project was prepared by Scott Wilson, C.P.G, of Metal Mining Consultants Inc. and has an effective date of July 6, 2021.

The MRE updates and replaces the prior historic MRE of the Company contained in its technical report titled, "NI 43-101 Technical Report: Belhaven Copper and Gold Inc, La Mina Project, Antioquia, Republic of Colombia” dated effective October 24, 2016.

Table 3: GoldMining Inc. Global Mineral Resource Estimate1-15.

Deposit	Cut-off[4]	Tonnes	Grade				Contained Metal
			Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Titiribi[5]	0.30	85.00	0.39	--	0.15	0.62	1.06	--	285.6	1.69
Yellowknife[6]	0.5/1.5	1.18	2.12	--	--	2.12	0.08	--	--	0.08
Total							1.14	--	285.6	1.77
Indicated Resources
Titiribi[5]	0.30	349.60	0.40	--	0.10	0.55	4.49	--	775.7	6.20
Yellowknife[6]	0.5/1.5	12.93	2.35	--	--	2.35	0.98	--	--	0.98
São Jorge[7]	0.30	14.28	1.55	--	--	1.55	0.71	--	--	0.71
Cachoeira[8]	0.35	17.47	1.23	--	--	1.23	0.69	--	--	0.69
Whistler[9]	$10/t $25/t	118.20	0.51	2.19	0.16	0.79	1.94	8.33	422.0	2.99
La Mina[10]	0.25	28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.5	0.99
Crucero[11]	0.40	30.65	1.01	--	--	1.01	0.99	--	--	0.99
Almaden[12]	0.30	43.47	0.65	--	--	0.65	0.91	--	--	0.91
Total							11.38	9.94	1,348.2	14.47

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Measured and Indicated Resources
Total							12.52	9.94	1,633.8	16.24
Inferred Resources
Titiribi[5]	0.30	241.90	0.41	--	0.04	0.47	3.16	--	212.6	3.62
Yellowknife[6]	0.5/1.5	9.30	2.47	--	--	2.47	0.74	--	--	0.74
São Jorge[7]	0.30	17.58	1.27	--	--	1.27	0.72	--	--	0.72
Cachoeira[8]	0.35	15.67	1.07	--	--	1.07	0.54	--	--	0.54
Whistler[9]	$10/t $25/t	316.98	0.46	1.58	0.10	0.63	4.67	16.06	711.4	6.45
La Mina[10]	0.25	13.63	0.65	1.76	0.27	1.05	0.29	0.77	81.2	0.46
Crucero[11]	0.40	35.78	1.00	--	--	1.00	1.15	--	--	1.15
Almaden[12]	0.30	9.15	0.56	--	--	0.56	0.16	--	--	0.16
Boa Vista[13]	0.50	8.47	1.23	--	--	1.23	0.34	--	--	0.34
Surubim[14]	0.30	19.44	0.81	--	--	0.81	0.50	--	--	0.50
Yarumalito[15]	0.50	66.27	0.58	--	0.09	0.70	1.23	--	129.3	1.50
Total							13.49	16.83	1,134.5	16.17

Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above global resource estimate table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or global basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently sums may not add up due to rounding.

4.	Gold cut-off based on g/t for all projects except Cerro Vetas (Titiribi) which uses g/t gold equivalent and Whistler, which is based on a NSR US$/t

5.	Notes for Titiribi: Please see GoldMining Inc. Press Release dated July 12, 2021 for further information.

6.

Notes for Yellowknife: Based on technical report titled “Independent Technical Report Yellowknife Gold Project Northwest Territories, Canada” with an effective date of March 1, 2019, and amended and re-stated on June 9, 2021 which is available at www.sedar.com under GoldMining’s SEDAR profile.

7.	Notes for Sao Jorge: Please see GoldMining Inc. Press Release dated June 1, 2021 for further information.

8.

Notes for Cachoeira: Based on technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Pará State, Brazil" with an effective date of April 17, 2013 and amended and re-stated October 2, 2013, which is available at www.sedar.com under GoldMining's SEDAR profile.

9.	Notes for Whistler: Please see GoldMining Inc. Press Release dated June 21, 2021 for further information.

10.	Notes for La Mina: Please see GoldMining Inc. Press Release dated July 12, 2021 for further information.

11.

Notes for Crucero: Based on technical report titled “Technical Report on the Crucero Property, Carabaya Province, Peru" with an effective date of December 20, 2017, which is available at www.sedar.com under GoldMining’s SEDAR profile.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

12.

Notes for Almaden: Based on technical report titled "Technical Report: Almaden Gold Property, Washington County, Idaho, USA" with an effective date of April 1, 2020, which is available at www.sedar.com under GoldMining’s SEDAR profile.

13.

Notes for Boa Vista: Based on technical report titled "Technical Report on the Boa Vista Project and Resource Estimate on the VG1 Prospect, Tapajos Area, Para State, Northern Brazil" with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMining's SEDAR profile.

14.

Notes for Surubim: Based on technical report titled "Technical Report on the Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Area, Para State, Northern Brazil" ("Surubim Project") with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMining's SEDAR profile.

15.

Notes for Yarumalito: Based on a technical report titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia" with an effective date of April 1, 2020, which is available at www.sedar.com under GoldMining's SEDAR profile.

GoldMining will file updated technical reports for each of the Titiribi and La Mina projects within 45 days of the date hereof. Such reports will include additional information regarding the projects and the above MREs for each project.

Qualified Persons

Robert Cameron, Ph.D., of Behre Dolbear, who is independent of the Company, has reviewed and approved the scientific and technical information herein regarding the Titiribi Project.

Scott Wilson, C.P.G., of Metal Mining Consultants Inc., who is independent of the Company, has reviewed and approved the scientific and technical information herein regarding the La Mina Project.

Paulo Pereira, P. Geo., President of GoldMining Inc. has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Each of Dr. Cameron, and Messrs. Wilson and Pereira are Qualified Persons as defined in NI 43-101.

Notice to Readers

There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate. Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with National Instrument 43-101 ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its long-term strategy, proposed work and other plans and expected timing of PEAs and other reports for its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the timing of proposed PEAs and work programs; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining's Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3